

August 15, 2025

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc.  (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect Officer and Director changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Laura Dickman*

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 08/15/25

Enclosures

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>08/15/25 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe EDGA Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    25004805

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (312) 786-5600                              (312) 786-7138
    (Telephone)                                 (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Laura Dickman          Associate General Counsel    Cboe EDGA Exchange, Inc.    (312) 786-7572
    (Name)                      (Title)                 (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
    _____ Limited Liability Company  _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        08/15/25                              Cboe EDGA Exchange, Inc.
            (MM/DD/YY)                             (Name of Applicant)

By: *Laura Dickman*   [signature executed at 3:00pm on 08/15/25]    Laura Dickman, Associate General Counsel
    (Signature)                                        (Printed Name and Title)
Subscribed and sworn before me this  see header  day of see header , see header  by  see header
                                                     (Month)        (Year)          (Notary Public)
My Commission expires   see header              County of  see header        State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## EXHIBIT C – AMENDMENT AS OF AUGUST 15, 2025

*Summary of changes made to Exhibit C:*

- For Cboe Global Markets Inc., Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc. Cboe Exchange, Inc., and Cboe C2 Exchange, Inc. Craig Donohue has been appointed as President
- Dave Howson was removed as a Director of the following entities: Cboe Services Company, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, Cboe Worldwide Holdings Limited, Cboe Futures Exchange, LLC, Cboe III, LLC, Cboe UK Limited, Cboe Silexx, LLC, Cboe Canada Holdings, ULC, Cboe Digital Holdings, Inc., Neo Connect Inc., Cboe Ascent Holdings LLC
- Dave Howson was removed as an Officer of the following entities: Cboe Services Company, Direct Edge LLC, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC,  Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Canada Holdings, ULC, Cboe Data and Access Solutions China, LLC, Cboe Digital Holdings, Inc., Hanweck Associates

**Exhibit J**

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1.      **Name.**

2.      **Title.**

3.      **Dates of commencement and termination of term of office or position.**

4.      **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

1.      <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange.  These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | | |
|---|---|---|---|---|
| Name: | | Title: | | Commencement of Term Date: | |
| Andrew Bevers | | VP, Head of Derivatives Account Coverage | | 03/01/24 | |
| Kristin Boyd | | SVP, Global Head of Derivative Sales and Distribution | | 03/01/24 | |
| Kevin Carrai | | SVP, Global Head of Market Data and Access Services) | | 03/01/24 | |
| Brittany Carter | | VP, Corporate Strategy | | 03/01/24 | |
| Cole Chmielewski | | Vice President, Operations | | 03/01/24 | |

| Bo Chung | Senior Vice President, Global Head of Sales & Index Licensing | 03/01/24 | | |
|---|---|---|---|---|
| William Ciabattoni | VP, Product Management | 03/01/24 | | |
| Catherine Clay | EVP, Global Head of Derivatives | 03/01/24 | | |
| Gary Compton | Vice President, Communications | 03/01/24 | | |
| Jeff Connell | Senior Vice President, Deputy Chief Regulatory Officer | 03/01/24 | | |
| Laura Dickman | Vice President, Associate General Counsel | 03/01/24 | | |
| Craig Donohue | CEO and President | 05/20/25 08/12/25 - Title Change | | |
| Meaghan Dugan | SVP, Head of US Options | 03/01/25 | | |
| James Enstrom | Senior Vice President, Chief Audit Officer | 03/01/24 | | |
| Angelo Evangelou | SVP, Public Policy | 03/01/24 | | |
| Stacie Fleming | SVP, Communications | 03/01/24 | | |
| Stephanie Foley | EVP, Chief Human Resources Officer | 03/01/24 | | |
| Jennifer Fuentes | VP, Compliance – North American Securities and Interim Chief Compliance Officer | 03/01/25 – Change in Title | | |
| Todd Furney | Senior Vice President, Chief Risk Officer | 03/01/24 | | |
| Megan Goett | SVP, Chief Marketing Officer | 03/01/25 | | |
| Jennifer Golding | Vice President, Associate General | 03/01/24 | | |

| | | | | |
|---|---|---|---|---|
| | Counsel, Chief Litigation Officer | | | |
| Jill Griebenow | EVP, CFO, Treasurer | 03/01/24 | | |
| John Hiatt | Vice President, Cboe Labs | 03/01/24 | | |
| Gregory Hoogasian | Executive Vice President, Chief Regulatory Officer | 03/01/24 | | |
| Adam Inzirillo | EVP, Global Head of DnA | 03/01/24 | | |
| Matt Iwamaye | VP, Associate General Counsel, Equities | 03/01/24 | | |
| Chris Isaacson | Executive Vice President, COO | 03/01/24 | | |
| Steven Jorgensen | Vice President, Head of Derivatives Sales – European & Middle East Clients | 12/17/24 | | |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 03/01/24 | | |
| Stephanie Lara | SVP, Deputy Chief Regulatory Officer | 03/01/24 | | |
| Benjamin Lawson | Vice President, Chief Information Security Officer | 12/17/24 | | |
| Tim Lipscomb | EVP, Chief Technology Officer | 03/01/25 – Change in Title | | |
| Marc Magrini | Vice President, Administration | 03/01/24 | | |
| Scott Manziano | VP, Sales Operations | 03/01/24 | | |
| Sarah McDowell | VP, Chief Enforcement Counsel | 03/01/24 | | |
| Kathleen Mikulak | VP, Regulation | 03/01/24 | | |
| Emily Mitchell | Senior Vice President, Tax | 03/01/24 | | |
| Anthony Montesano | Vice President, Market Structure | 03/01/24 | | |

| | | | | |
|---|---|---|---|---|
| Jordan Newmark | VP, Associate General Counsel | 03/01/24 | | |
| Dennis O'Callahan | VP, Cboe Labs | 03/01/24 | | |
| Dan Overmyer | Vice President, Options Regulation | 03/01/24 | | |
| Hemang Patel | VP, Project Management | 03/01/24 | | |
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 03/01/24 | | |
| Stephanie Renner | SVP, Finance | 03/01/24 | | |
| John Sexton | Executive Vice President, General Counsel & Corporate Secretary | 03/01/24 | | |
| Steven Sinclair | Vice President, Software Engineering | 03/01/24 | | |
| Eileen Smith | Senior Vice President, Data and Analytics | 03/01/24 | | |
| Nicholas Still | VP, Data Protection Officer | 03/01/24 | | |
| Oliver Sung | SVP, North American Cash Equities | 03/01/25 – Change in Title | | |
| Alexandra Szakats | Vice President, Cboe Options Institute | 7/17/24 | | |
| Natan Tiefenbrun | Senior Vice President, President North American and European Equities | 7/17/24 | | |
| Hatice Unal | SVP, Infrastructure | 03/01/24 | | |
| Joacim Wiklander | President & CEO of Cboe Canada | Head of Global Listings | 7/17/24 | | |
| Allen Wilkinson | SVP, Chief Accounting Officer | 03/01/24 | | |
| Clinton Wolf | VP, Operations | 03/01/24 | | |
| Omarr Woodhouse | VP, Operations Support Center | 03/01/24 | | |

| Troy Yeazel | Senior Vice President, Global Operations | 03/01/24 | |
|---|---|---|---|
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Arianne Adams | Senior Vice President, Head of Options and Global Client Services | 01/07/19 | 10/31/23 |
| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 03/01/24 | 03/03/25 |
| Carmen (Lita) Brannan | VP, Government Relations | 03/01/24 | 02/28/25 |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | 05/04/24 |
| John Deters | Executive Vice President, Chief Strategy Officer | 02/28/17 | 11/07/23 |
| Rob Hocking | Senior Vice President, Head of Product Innovation | 03/01/24 | 04/30/25 |
| Dave Howson | President | 03/01/24 | 08/01/25 |
| Vaishali Javeri | Senior Vice President, Chief Legal Officer, North American Securities | 12/19/22 | 08/23/24 |
| Andrew Lowenthal | SVP, International Expansion and Business Development | 02/28/17 | 12/31/23 |
| Robert Marrocco | VP, Global Head of ETP Listings | 03/01/24 | 03/10/25 |
| Kyle Murray | VP and Associate General Counsel | 03/01/24 | 03/14/25 |
| Fredric Tomczyk | CEO | 03/01/24 | 05/07/25 |
| Umesh Yerram | VP, Chief Information Security Officer | 02/02/21 | 06/27/24 |

2.      Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange.  Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.  The current directors of the Exchange are the persons listed below:

| Directors | | | | | | |
|---|---|---|---|---|---|---|
| Name | | Classification(s) | | Last Appointment Date: | | Termination Date: |
| Bruce Andrews | | Director | | 08/13/24 | | |
| Gilbert Bassett | | Director | | 08/13/24 | | |
| Dave Howson | | Director | | 08/13/24 | | 08/01/25 |
| Kevin Murphy | | Director | | 08/13/24 | | |
| Ananda Radhakrishnan | | Director | | 08/13/24 | | |
| Miguel Rivera | | Director | | 08/13/24 | | |
| David Roscoe | | Director | | 08/13/24 | | |
| Hillary Sale | | Director | | 08/13/24 | | |
| Scott Wagner | | Director | | 08/13/24 | | |

3.      Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe